

August 10, 2011

Via E-mail

Mr. James R. Sankovitz
COO, General Counsel and Secretary
Northern Oil and Gas, Inc.
315 Manitoba Avenue — Suite 200
Wayzata, Minnesota 55391

Re:       **Northern Oil and Gas, Inc.**
               **Form 10-K for Fiscal Year Ended December 31, 2010**
               **Filed March 4, 2011**
               **Definitive Proxy Statement on Schedule 14A**
               **Filed May 2, 2011**
               **File No. 1-33999**

Dear Mr. Sankovitz:

We have reviewed your letter dated July 19, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010

General

1. We note your response to comment 1 from our letter to you dated June 17, 2011. Once you clear the engineering comment set forth below, please file the amendment to your Form 10-K for the fiscal year ended December 31, 2010, incorporating the proposed revisions contained your letter to us dated July 19, 2011.

Mr. James R. Sankovitz
Northern Oil & Gas, Inc.
August 10, 2011
Page 2

## Engineering Comment

2. We note your response to comment 2 from our letter to you dated June 17, 2011. To qualify as proved reserves, quantities must be economically producible. To meet this requirement, you must demonstrate the ability to sell the quantities in question. However, the amount of gas reserves you estimated you would produce and sell in 2010 in the reserve report is three times the amount which you actually sold in 2010. If you cannot reconcile this for us then please revise your gas reserves to an amount which is more commensurate with what you are actually able to sell.

## Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Alexandra M. Ledbetter, Staff Attorney, at (202) 551- 3317 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director